PRESS RELEASE	FOR IMMEDIATE RELEASE

Tembec confirms rejection of recapitalization proposal from Jolina

Montreal, Quebec, January 24, 2008 – In response to a press release issued by Jolina Capital Inc. (“Jolina”) on January 23, 2008, Tembec Inc. (“Tembec”) confirmed today it had received an unsolicited non-binding proposal from Jolina on a confidential basis concerning a potential alternative recapitalization transaction (the “Jolina Proposal”). At the request of Jolina, Jolina and its advisors made a presentation to Tembec’s Board of Directors and its legal and financial advisors describing the principal terms of the Jolina Proposal.

After due consideration of the Jolina Proposal and after consultation with its legal and financial advisors, the Board of Tembec unanimously concluded that the Jolina Proposal could not reasonably be expected to result in a transaction more favourable to Tembec and its stakeholders (including the noteholders of Tembec Industries Inc.) than the proposed recapitalization transaction announced by Tembec on December 19, 2007 (the “Recapitalization”). After making this determination, Tembec invited Jolina and its advisors on a number of occasions to meet with representatives of Tembec and the legal and financial advisors of noteholders who support the Recapitalization and whose support would be required for the Jolina Proposal to proceed. Jolina and its advisors declined to participate in such a meeting. Tembec invites Jolina to make the details of its proposal available to Tembec’s stakeholders through a public announcement.

Noteholders holding, in aggregate, approximately US $774 million of the outstanding notes (representing approximately 65% of the outstanding notes) have executed support agreements and have agreed to vote in favour of and support the Recapitalization.  Tembec will continue to solicit further support for the Recapitalization.

Tembec anticipates that the proxy circular for the Recapitalization (the “Proxy Circular”) will be mailed early next week and will be filed concurrently on SEDAR (www.sedar.com).

Further information about the Recapitalization is available on SEDAR (www.sedar.com), EDGAR (www.sec.gov/edgar.shtml) and the Company’s website (www.tembec.com).

Tembec is a large, diversified and integrated forest products company. With operations principally located in North America and in France, the Company employs approximately 8,000 people. Tembec’s common shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its website at www.tembec.com.

This press release includes “forward-looking statements” within the meaning of securities laws.  Such statements relate to the Company’s or management’s objectives, projections, estimates, expectations, or predictions of the future and can be identified by words such as “will”, “anticipate”, “estimate”, “expect”, “will” and “project” or variations of such words.  These statements are based on certain assumptions and analyses by the Company that reflect its experience and its understanding of future developments.  Such statements are subject to a number of uncertainties, including, but not limited to, receipt of the approvals necessary to implement the Recapitalization, changes in foreign exchange rates, product selling prices, raw material and operating costs, and other factors identified in the Company’s periodic filings with securities regulatory authorities in Canada and the United States.  Many of these uncertainties are beyond the Company’s control and, therefore, may cause actual actions or results to differ from those expressed or implied herein.  The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This press release is not an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.

Investor Contacts:
Michel J. Dumas	BMO Capital Markets
Executive Vice President,	Financial Advisor to Tembec
Finance and Chief Financial Officer	Tel.: 416-359-5210
Tel.: 819-627-4268	Tel.: 866-668-6211 (toll free)
michel.dumas@tembec.com

Media Contacts:
John Valley	Richard Fahey
Executive Vice President,	Vice President,
Business Development and Corporate Affairs	Communications and Public Affairs
Tel.: 416-775-2819	Tel.: 819-627-4387
john.valley@tembec.com	richard.fahey@tembec.com